SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Earnings Release

Brazilian Conference Call:
August 5, 2005 at 9:00 a.m. US EST

International Conference Call:
August 5, 2005 at 11:00 a.m. US EST

Investors Meetings:
August 10, 2005 at 8:30 a.m.
São Paulo

August 12, 2005 at 8:30 a.m.
Rio de Janeiro

Further information on the Company’s website at www.braskem.com.br or by contacting the IR Team:

José Marcos Treiger
IRO
Tel: +5511 3443-9529 jm.treiger@braskem.com.br

Luiz Henrique Valverde
IR Manager
Tel. +5511 3443-9744 luiz.valverde@braskem.com.br

Luciana Ferreira
IR Manager
Tel. +5511 3443-9178 luciana.ferreira@braskem.com.br

Second Quarter 2005 Net Income reaches R$ 428 million
And amounts to R$ 634 million in the semester

São Paulo, August 3, 2005 - BRASKEM S.A. (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK),leader in the thermoplastic resins segment in Latin America and one of the three largest Brazilian privately-owned industrial companies, announced today its results for the second quarter (2Q05) and first half of 2005 (1H05).

Results are stated in accordance with the Brazilian Corporate Law, except that the results presented herein are not in accordance with CVM Instruction 247 as they exclude the effects of proportional consolidation. The comments in this release refer to the consolidated earnings with all comparisons being made with the same period in 2004, except where otherwise indicated. The consolidated balance sheet and income statement have been reviewed by independent auditors and also reflect the elimination of the effects of CVM Instruction 247 (i.e., only those investments under Braskem’s direct management are consolidated, and Braskem’s stakes in Politeno Indústria e Comércio S.A., COPESUL – Companhia Petroquímica do Sul and Petroflex Indústria e Comércio S.A. are recognized through the equity accounting method). On June 30, 2005, the Brazilian Real/U.S. dollar exchange rate was R$ 2.3504/US$ 1.00.

1. Highlights
  Braskem maintained high production volumes in the second quarter of 2005 as a result of investments in production capacity increases implemented since 2004 along with high asset utilization rates due to higher levels of operating efficiency and reliability.
  Polypropylene production (PP) exhibited considerable growth of 28% in the first half of 2005 compared to the first half of 2004. Also, PP production increased by 19% in the first quarter of 2005. In May 2005, a new record for the production of this resin was achieved, with 48,300 tons produced during that month alone.
  Total sales volume of thermoplastic resins (PE, PP and PVC) grew by 7% in the first half of 2005. In the second quarter of 2005, sales grew by 2% over 2Q04.
  As a result of its strategic flexibility between the domestic and export markets and high capacity utilization rates observed during the second quarter of 2005, Braskem achieved record results in the export market. Net export revenue reached US$ 509 million, a 44% increase compared to the US$ 353 million recorded during the same period in 2004. This performance illustrates the commercial flexibility of the Company with respect to placing increasing volumes in the international market.
  Accordingly, Braskem posted a 22% increase in its 1H2005 net revenue, which reached R$ 6 billion.
  The average ARA (Amsterdam – Rotterdam – Antwerp) price of Naphtha in the second quarter of 2005 was US$ 445/ton. This represented a 26% increase compared to the same period in 2004, when the average price was US$ 352/ton. This increase was partially offset by the devaluation of the dollar against the Brazilian Real during the same period. When comparing the first half of 2005 and 2004, such variation in price reaches 30%. It is worth noting that the price of Naphtha reached its highest historical level in early April 2005, when it was priced at US$521/ton.
  Braskem’s EBITDA reached R$ 1.3 billion in the first half of 2005, a 10% increase compared to EBITDA of R$ 1.1 billion recorded in the same period of 2004. As prices practiced in the domestic market are aligned with those of international markets, the Company’s EBITDA, when expressed in dollars, reached US$489 million, representing a 27% increase over 1H04. During the second quarter of 2005, EBITDA expressed in U.S. dollars was 11% lower than during the same period in 2004, reflecting recent fluctuations in imports of thermoplastic resins by China, which have affected international prices, and a retraction in the domestic market. Nevertheless, the ratio of EBITDA to net income remained approximately at 20%, the highest in the international petrochemical sector, according to Braskem’s own research.

•
Braskem successfully completed three important debt offerings in the second quarter of 2005 at very competitive costs: US$ 150 million in 10-year bonds, US$ 150 million in perpetual bonds - the first such issuance by a non-financial Brazilian company – and R$ 300 million in 5-year debentures. These new funds enabled a substantial reduction in the cost of capital and an extension of the average debt maturity from 3.2 years on March 31, 2005 to over 9 years by the end of the second quarter of 2005. With the refinancing in July 2005 of bonds due in 2007, the average debt maturity is estimated at 10 years.

•
When denominated in U.S. dollars, Braskem’s net debt decreased by 16%, from US$ 1.5 billion to US$1.2 billion. Braskem’s level of financial leverage, measured by the Net Debt/ EBITDA ratio, decreased by 29% during the same period, from 1.52 on December 31, 2004, to 1.27 on March 31, 2005, and finally to 1.08 on June 30, 2005.

•
Braskem has made significant progress in its operational excellence program called “Braskem +”. Since the implementation of the program in 2004, the Company has captured R$ 192 million in productivity gains, on an annual and recurring basis. This figure has already surpassed the R$170 million on an annual and recurring basis estimated for the end of 2005. This result is a good measure of the success and significant acceleration in the implementation of this program, as the target set for the period, also on an annual and recurring basis, was R$ 140 million.

•
In June, in accordance with our value creation agenda, Braskem announced two important expansion projects. The first, which has already been approved by our Board of Directors, is a joint venture with Petroquisa, in Paulínia (São Paulo state) to build a 350,000 ton polypropylene plant for approximately US$240 million. The second, which has not yet been approved by Braskem’s Board of Directors, is the result of a Memorandum of Understanding executed in February 2005 with Pequiven for the construction of a 400,000 ton polyethylene (PE) plant in Venezuela.

•
Braskem’s net income reached R$ 428 million in the second quarter of 2005, corresponding to a R$730 million reversal in relation to the R$ 302 million loss recorded during the same period in 2004. In the first half of 2005, net income was R$ 634 million, representing an increase of over R$ 900 million when compared to the first half of 2004.

2. Operating Performance

During the second quarter of 2005, Braskem maintained its capacity utilization rates at high levels, achieving significant increases in its capacity utilization for PE, PP and PVC. This result already takes into consideration the new nominal annual production capacity of 100,000 tons implemented in the second half of 2004, which has already reached an effective annual capacity of 130,000 additional tons. This performance confirms the operational excellence achieved by Braskem, as shown by improvements in the operational reliability of its industrial units and the efficient utilization of new capacities added throughout 2004.

* Considers additional production capacity of 100,000 tons/year as of July 2004.

Braskem also recorded in the second quarter of 2005 substantial increases in production volume of its main products, compared to the same period in 2004, as illustrated below.

Production Volume - tons	2Q05 (A)	1Q05 (B)	2Q04 (C)	Change % (A)/(B)	Change % (A)/(C)	1H05 (D)	1H04 (E)	Change % (D)/(E)

Polyolefins Unit
. PE´s - Polyethylene	191,839	195,182	182,793	(2)	5	387,021	346,428	12
. PP - Polypropylene	135,639	123,976	105,845	9	28	259,615	218,894	19
. Total (PE´s + PP)	327,478	319,158	288,638	3	13	646,637	565,322	14

Vinys Unit
. PVC - Polyvinyl Chloride	112,723	113,477	108,303	(1)	4	226,200	203,053	11
. Caustic Soda	119,169	125,157	111,671	(5)	7	244,325	216,814	13

Basic Petrochemical Unit
. Ethylene	295,188	295,679	284,329	(0)	4	590,867	507,600	16
. Propylene	138,134	138,563	137,353	(0)	1	276,697	248,679	11

Business Development Unit
. PET	12,353	17,653	18,819	(30)	(34)	30,006	36,260	(17)
. Caprolactam	14,897	13,295	12,080	12	23	28,191	24,687	14

Sales volume in 2Q05 were in line with 2Q04. The drop in sales volume in comparison to the first quarter of 2005 reflects the slowdown in certain important sectors of the Brazilian economy. We expect domestic sales to increase in the second half of the year as a result of the gradual economic recovery in Brazil.

Sales Volume - tons	2Q05 (A)	1Q05 (B)	2Q04 (C)	Change % (A)/(B)	Change % (A)/(C)	1H05 (D)	1H04 (E)	Change % (D)/(E)

Polyolefins Unit
. PE´s - Polyethylene	179,580	203,835	179,971	(12)	(0)	383,415	344,631	11
. PP - Polypropylene	116,900	130,567	117,138	(10)	(0)	247,468	224,387	10
. Total (PE´s + PP)	296,480	334,402	297,109	(11)	(0)	630,882	569,018	11

Vinys Unit
. PVC - Polyvinyl Chloride	114,751	95,576	107,671	20	7	210,327	216,481	(3)
. Caustic Soda	108,829	119,137	109,156	(9)	(0)	227,967	214,997	6

Basic Petrochemical Unit
. Ethylene*	297,047	290,968	285,804	2	4	588,014	498,786	18
. Propylene*	151,071	136,741	145,919	10	4	287,813	252,359	14

Business Development Unit
. PET	10,836	16,115	19,562	(33)	(45)	26,951	38,007	(29)
. Caprolactam	15,124	13,528	11,901	12	27	28,652	24,600	16

*	Includes sales/transfers of ethylene and propylene to Braskem’s other Business Units.

The Polyolefins Business Unit recorded a 13% increase in production in the second quarter 2005 compared to the same period in 2004 and a 3% increase over the first quarter of 2005.

In line with the level of performance attained in the first quarter of 2005, in May 2005 the Company achieved a record for PP production, of 48,300 tons/month. In the first half of the year, the increase in production reached 14%.

As a result of the production capacity increase in 1H05, the Polyolefins Business Unit recorded PE and PP total sales volumes 11% higher when compared to the same period in 2004. It is worth noting the important role of exports, which grew by 68% in the period.

In the Vinyls Business Unit, the highlight is the PVC capacity utilization rates, which remain above 95% since early 2005. In the PVC Unit, in the State of Alagoas, the completion of the implementation of new industrial automation systems provided a technological advantage in processes and control systems, contributing to improve Braskem’s operations and productivity. This project will be expanded to the PVC units in Camaçari (state of Bahia) and the Chloro Soda unit in Maceió (state of Alagoas) by the end of 2005.

PVC sales increased in the first quarter of 2005 compared to the first quarter of 2005 mainly in terms of export volumes, due to the slowdown in certain sectors of the domestic Brazilian economy, especially in the civil construction industry. Regarding prices, PVC was also impacted by decreases in international resin spreads (difference between resin and naphtha prices). Weaker market conditions and the appreciation of the Brazilian real against the U.S. dollar have enabled the temporary inflow of imports to the Brazilian market, which, along with the decrease in international prices, have led to a reduction in PVC prices, in Brazilian reais, in the domestic market.

Caustic soda, on the other hand, reported a better commercial performance in the first half of 2005, with prices and volumes above those practiced in the same period of 2004, mainly due to consumption by the aluminum industry.

The Basic Petrochemicals Unit reported a capacity utilization rate of 93% in the first half of 2005, significantly above the 80% rate observed during the same period in 2004. This significant increase is explained by the scheduled maintenance and inspection stoppage undertaken in 1Q04. The 2Q05 rate is in line with that registered in the first quarter of this year.

This unit showed a significant increase in the sales volumes of all basic petrochemicals (olefins and aromatics), which increased by 6% over the previous quarter and by 12% when compared to the second quarter of 2004.

The Business Development Unit registered a reduction in PET sales in the second quarter 2005, which has also affected the 1H05 performance, primarily due to a retraction in the domestic market. A recovery for this market is expected for the second half of 2005.

2.1 Exports

Braskem has been maintaining a long-term commercial relationship with its international strategic clients in attractive markets. In 2Q05, Braskem’s net export revenue totaled US$ 248 million, 12% higher than the US$ 221 million recorded in the same period in 2004. Braskem continues to export approximately 22% of its net revenue. It is worth mentioning that exports to South America, with lower logistics costs, increased from 16% in 2Q04 to 20% in 2Q05.

2.2 – Business Competitiveness

Braskem continues to make important advances with its operational excellence program, called “Braskem +”. The implementation teams for this important program, designed to increase business competitiveness and productivity levels, continued to achieve higher results than those initially estimated through June 2005. Braskem has already captured, on an annual and recurring basis, R$ 192 million in produtivity gains, outperforming the estimated R$ 170 million planned for up to December 2005. This amount was also approximately 37% above the R$ 140 million in gains expected for the period.

3. Financial and Economic Performance

3.1. Net Revenue

Braskem’s sales policy is designed to constantly improve profitability through the alignment of domestic prices for its products with those prevailing in the international markets. In the second quarter 2005, the Company recorded net revenue of R$2.9 billion, 5% higher than the R$2.7 billion recorded in the same period of 2004. This increase in net revenue is primarily due to the recovery of prices in the international market, in addition to the important contribution made by Braskem’s line of aromatics products (benzene, toluene and xylenes), which represented 10% of revenues in 1Q04 and 15% in the second quarter 2005. In the first half of 2005, Braskem’s net revenue reached R$ 6 billion, a 22% increase compared to the first half of 2004.

In the second quarter 2005, however, the spreads between prices of thermoplastic resins and naphtha experienced a temporary decrease, primarily due to a reduction in Chinese imports. Internationally and since the end of June 2005, price increases for resins and a recovery in spreads have already been observed.

PE and PP prices in Brazilian reais declined 6% compared to the previous quarter, despite the temporary decrease in international prices and the 11.8% appreciation of the Brazilian real against the U.S. dollar in 2Q05. In this context, the Company attained a 20% increase in the price of its resins in the first half of 2005 over the same period of 2004.

3.2. Cost of Goods Sold (COGS)

During the second quarter of 2005, Braskem’s cost of goods sold (COGS) totaled R$2,264 million, which represented an increase of 7% compared to the COGS of 2Q04. COGS increased 24% in 1H05 over 1H04. This was primarily due to an increase in petrochemical naphtha and Braskem’s increased sales volumes. The average ARA (Amsterdam- Rotterdam- Antwerp) price of naphtha was US$445/ton in the second quarter of 2005, representing a 26% increase compared to US$352/ton recorded in the same period in 2004. On the other hand, the 11.8% Brazilian real appreciation during the period partially offset this price increase when expressed in reais. In the first half of 2005, the price of naphtha increased by 30%. It is worth mentioning that the price of naphtha reached its highest historical value in early April 2005, when it was priced at US$ 521/ton.

When compared to the previous quarter, COGS decreased by 2%, due to the lower volumes sold in the second quarter.

During the second quarter of 2005, similarly to what happened in the previous quarter, Braskem acquired approximately 1.2 million tons of naphtha, out of which 759 thousand tons (65%) were purchased from Petrobrás. The remaining 400 thousand tons (35%) were imported directly by the Company primarily from countries in North Africa.

Depreciation and amortization expenses during the second quarter of 2005 totaled R$114 million, a 21% increase compared to the R$94 million recorded in the same period of 2004. This was primarily due to investments in capacity increases undertaken in 2004 and the accrual of R$ 11 million in amortization expenses associated with maintenance stoppages in the first quarter of 2004 performed at plants in the Polyolefins Business Unit and Basic Petrochemicals Unit.

3.3. Selling, General and Administrative Expenses (SG&A)

Braskem’s SG&A expenses totaled R$ 177 million in the second quarter of 2005, in line with the first quarter of 2005. In the first half of 2005, SG&A totaled R$344 million, compared to R$240 million recorded in the first half of 2004. This variation derives primarily from increases in the provision for profit sharing, in personnel expenses due to annual salary adjustments in the second half of 2004 and in selling expenses resulting from increased sales volume.

3.4. Depreciation and Amortization Expenses

Depreciation and amortization expenses totaled R$98 million in the second quarter of 2005, a 15% increase compared to the R$85 million recorded in the same period in 2004 as a result of amortization of expenses related to structured financial transactions undertaken in the second quarter of the year.

In 1H05, these expenses reached R$ 195 million, representing an increase of R$ 40 million over the first half of 2004, also a result of the amortization of above-mentioned expenses.

3.5. EBITDA

Braskem’s EBITDA reached R$ 570 million in the second quarter of 2005, 7% lower than the R$615 million in EBITDA recorded in the second quarter of 2004. When expressed in U.S. Dollars, Braskem’s EBITDA reached US$230 million, 14% higher than the US$202 million registered in the same period in 2004.

When compared to the first quarter of 2005, EBITDA in US dollars was 11% lower, reflecting recent fluctuations in resin imports by China, which impacted international prices, and the retraction in the domestic market. Nevertheless, the EBITDA margin to net revenue remained at a 20% level, the highest in the international petrochemical sector (according to Braskem’s own research), reflecting the strength of Braskem’s business model.

The expectations for the second half of 2005 are of a recovery in international prices – as already observed since July 2005 – and an increase in the Brazilian GDP, resulting in a positive evolution for Braskem’s EBITDA and EBITDA margin.

In the first half of 2005, Braskem’s EBITDA growth was 10% in reais. When expressed in dollars, the currency of reference for Braskem operating results, EBITDA in the first half of 2005 was US$ 488 million, or 27% higher than in the first half of 2004.

It is worth noting that accumulated EBITDA over the last 12 months was US$ 975 milion or R$2,663 million.

3.6. Investments in Subsidiaries and Associated Companies

Excluding the effects of the amortization of goodwill primarily arising from its investments in Copesul and Politeno, Braskem recorded net income of R$77 million from its investments in subsidiaries and associated companies in the first quarter of 2005, 103% higher than the R$38 million recorded in the second quarter of 2004. In the first half of 2005 this amounted to R$155 million, which represented a 75% increase compared to the first half of 2004.

This equity result was benefited from the foreign exchange variation on investments in overseas controlled companies. Excluding this amount, which was R$ 17 million, the result of Braskem’s main affiliated companies, Copesul, Politeno and Petroflex, taking into consideration its percentage interest in these companies on June 30, 2005, was R$ 59 million, compared to the R$ 49 million recorded in 2Q04. The main figures associated with these companies are shown below:

(In thousands of R$)
Investments in Subsidiaries	2Q05	1Q05	2Q04	1H05	1H04
and Associated Companies

Subsidiaries - Equity Method	1,561	(5,096)	1,105	(3,535)	411
Associated Companies - Equity Meth	59,068	88,854	49,127	147,922	101,216
. Copesul	43,603	63,923	33,837	107,526	72,564
. Politeno	7,711	13,112	10,649	20,823	18,965
. Others	7,753	11,820	4,641	19,573	9,686
Exchange Variation	17,276	(5,635)	(13,516)	11,641	(14,627)
Others	(1,263)	462	821	(801)	1,667
Subtotal (before amortization)	76,642	78,585	37,537	155,227	88,666
Goodwill Amortization	(38,211)	(37,924)	(38,185)	(76,135)	(76,371)

TOTAL	38,431	40,661	(648)	79,092	12,295

Principal Subsidiaries	Copesul	Politeno	Petroflex
R$ million, otherwise when indicated

Net Revenue	1.398	296	na

EBITDA	279	26	na

EBITDA Margin (%)	20.0	8.8	na

Net Income (Loss)	158	17	na

3.7. Net Financial Result

Excluding the effects of monetary and exchange rate variations, Braskem’s net financial result in the second quarter of 2005 was an expense of R$168 million, representing a 26% decrease compared to an expense of R$226 million recorded in the same period of 2004. In the first half of 2005, this result reached R$ 346 million, a 25% decrease compared to the same period of 2004.

The improved financial result is mainly observed in the provision for interest expenses, reflecting an effective reduction in the amount of consolidated debt denominated in Brazilian reais, particularly in respect to more costly debt agreements, which resulted in the reduction of the Company’s cost of capital. Financial expenses related to interest and obligations to vendors decreased significantly, from R$163 million in 2Q04 to R$123 million in the first quarter of 2005, reaching R$108 million by the end of the second quarter of 2005.

There has also been a significant improvement in terms of the interest coverage ratio, since the EBITDA/paid interest ratio increased 75%, from 3.2 times in 2004 to 5.6 times over the last twelve months, as of June 2005.

(R$ million)
	2Q05	1Q05	2Q04	1H05	1H04
Financial Expenses	350	(284)	(806)	66	(1,219)
Interest / Vendor	(108)	(123)	(163)	(231)	(349)
Monetary Restatement	(66)	(53)	(114)	(119)	(210)
F/X on Liabilities	604	(25)	(417)	580	(494)
CPMF/IOF/Income Tax/Banking Expenses	(27)	(25)	(44)	(52)	(67)
Other	(53)	(59)	(67)	(112)	(99)
Financial Revenue	(213)	40	88	(173)	133
Interest	20	28	48	49	56
Monetary Restatement	3	4	(25)	7	11
F/X on Assets	(236)	8	65	(229)	67

Net Financial Result	137	(244)	(717)	(107)	(1,086)

(R$ million)
	2Q05	1Q05	2Q04	1H05	1H04

Net Financial Result	137	(244)	(717)	(107)	(1,086)

Foreign Exchange Gain Variation (F/X)	368	(17)	(352)	351	(427)
Monetary Restatement (MR)	(64)	(48)	(139)	(112)	(199)

Financial Result less F/X and MR	(168)	(178)	(226)	(346)	(460)

3.8. Net Income

Braskem recorded net income of R$428 million in the second quarter of 2005, R$730 million over the R$302 million loss recorded in the same period of the last year. This result reflects the upward trend of the Company’s operating performance, confirmed by EBITDA, combined with (i) the reduction in its net financial result caused by its lower net debt and a decrease in the Company’s cost of capital and (ii) better equity results.

In 2Q05, net income grew by 108% compared to the first quarter of 2005.

3.9. Free Cash Flow

Consistent with its good operating performance and strong cash generation from operations, Braskem’s free cash flow reached R$ 1,138 million in the first half of 2005, significantly higher than the R$ 137 million generated during the same period in 2004.

R$ million	2Q05	1Q05	1H05	2Q04	1Q04	1H04

Operating Cash Flow	804	769	1,573	431	456	887

Interest Paid	(89)	(30)	(119)	(174)	(149)	(323)
Investment Activities	(760)	(122)	(882)	(175)	(252)	(427)

Free Cash Flow	522	616	1,138	82	55	137
Taxes Paid	-	(15)	-	(2)	-	-

3.10 – Capital Structure and Liquidity

Braskem has been prioritizing the reduction of its cost of capital and the extension of its average debt maturity. Unlike what happened in the first quarter of 2005, Braskem raised a significant amount of funds in the second quarter of 2005, which totaled R$ 1.3 billion. We believe that these debt operations are evidence of the market’s confidence in the Company’s management and resulted in expressive capital cost reduction and in the extension of the average debt maturity. The most important funding operations held in the period were: US$150 million 10-year bonds at 9.38% p.a.; US$150 million perpetual bonds, the first issued by a non-financial Brazilian company, at 9.75% p.a.; and R$300 million in 5-year debentures at a 104.1% CDI cost.

Therefore, Braskem has managed to increase the average maturity of its debt by more than 9 years and to reduce its cost of capital to approximately US$ + 7% p.a., while still maintaining high levels of cash and cash equivalents, in order to provide greater operational, financial and strategic flexibility.

Braskem’s net debt at the end of the second quarter of 2005 was R$2,869 million, which represented a 26% decrease when compared to the end of 2004 (R$3,868 million) and a 58% decrease when compared to the second quarter of 2004 (R$6,768 million). When expressed in U.S. dollars, Braskem’s net debt decreased by 16%, from US$ 1.5 billion in December, 2004 to US$ 1.2 billion.

Braskem’s level of financial leverage, measured by the Net Debt/EBITDA ratio, decreased by 29% during the first half of 2005, from 1.52 on December 31, 2004, to 1.08 on June 30, 2005.

The graph below shows Braskem’s amortization schedule at the end of the second quarter of 2005:

Additionally, the debt profile by category and index is shown below:

4. Capital Expenditures

Braskem plans to invest R$ 650 million throughout 2005 in important programs to increase production capacity, to achieve productivity and efficiency gains, to upgrade technologically and to invest in the Health, Safety and Environmental areas. Out of this total, the amount invested during the first half of 2005 was R$213 million. In addition to this, deferred expenses related to scheduled stoppages totaled R$33 million.

This amount of R$ 650 million includes the first disbursements planned for the project of a modern and competitive new unit for polypropylene production and commercialization in Paulínia – State of São Paulo, a joint-venture with Petroquisa, announced on June 22, 2005. Total expenditures on this project will amount to US$240 million. The unit is designed to have an initial production capacity of 300 thousand tons/year of polypropylene, with potential to reach up to 350 thousand tons. The unit’s is scheduled to start operations by the end of 2007 and the raw material employed will be polymer-grade propylene supplied by Petrobras.

This new facility will be jointly managed by Braskem and Petroquisa, with Braskem in charge of the commercial operations.

Braskem will hold 60% of the voting capital and Petroquisa the remaining 40%. Out of the total US$240 million to be invested in the new industrial facility, 30% is expected to come from shareholders and the remainder from specific longterm financing.

5. Capital Markets and Investor Relations

The percentage share of the BRKM5 (class “A” preferred) in the Ibovespa continued its upward trend, over the last eight months, increasing by 14% - from 1.78% to 2.03% . Braskem is also included in the IBrX-50 index, with a 1.28% share, and in the IGC (¥ndice de Governança Corporativa - Corporate Governance Index), with a 2.06% share.

It is also worth pointing out that since March 15, 2005, Braskem has a 2.47% share in the Dow Jones Brazil Titans 20 Index, composed of 20 ADR’s of Brazilian companies. The selection criteria takes into account market value and liquidity.

The table below shows the performance of Braskem’s securities in each of the quarters indicated:

Stock Performance - BRKM5	6/30/04	9/30/04	12/31/04	3/31/05	6/30/05
Closing Price (R$ per thousand shares)	13.89	23.40	32.94	27.07	19.55
Return in the Quarter (%)	(24.7)	68.5	40.8	(17.8)	(27.8)
Accumulated Return (%)*	413.5	765.2	1,243.7	1,004.5	697.5
Bovespa Index Accumulated Return (%)*	87.7	106.2	130.6	134.3	120.4
Average Daily Trading Volume (R$ thousand)	8,378	16,016	21,618	30,078	24,000
Market Capitalization (R$ million)	4,253	8,426	11,925	9,802	7,078
Market Capitalization (US$ million)	1,369	2,948	4,493	3,676	3,011
ADR Performance - BAK	6/30/04	9/30/04	12/31/04	3/31/05	6/30/05
Closing Price (R$ per ADR)	9.23	16.54	25.48	20.25	16.78
Return in the Quarter (%)	(28.2)	79.2	53.1	(20.5)	(17.1)
Accumulated Return (%)*	459.2	902.1	1,596.8	1,249.0	1,018.3
Average Daily Trading Volume (US$ thousand)	445	1,711	3,646	5,221	3,947
Other Information	6/30/04	9/30/04	12/31/04	3/31/05	6/30/05
Total Number of Shares (million) **	308,760	362,579	362,543	362,524	362,524

. Common Shares (ON) - BRKM3	102,920	120,860	120,860	120,860	120,860

. Preferred Shares Class "A" (PNA) - BRKM5	204,923	240,805	240,840	240,860	240,860

. Preferred Shares Class "B" (PNB)	917	914	843	803	803

(-) Shares in Treasury (PNA) - BRKM5	(2,488)	(2,488)	(467)	(467)	(467)

= Total Number of Shares (ex Treasury)	306,273	360,092	362,076	362,056	362,056

ADR (American Depositary Receipt )	1 ADR = 1,000 BRKM5 shares

* Accumulated return since the market closing on December 30, 2002.

Source: Economática / Braskem
** Adjusted to reflect reverse split (250 to 1) effective in May 2005.

6. Recent Events

6.1 Feasibility Study for the Construction of a PP unit with Pequiven

Braskem and Pequiven, a Venezuelan petrochemical company, announced at the end of June 2005 the decision to commence feasibility studies for the construction of an industrial unit with capacity to produce 400 thousand tons/year of PP in the El Tablazo Petrochemical Complex in Venezuela. This is the first practical result of the Memorandum of Understanding signed by Braskem and Pequiven on February 14, 2005, with the purpose of evaluating common business opportunities involving thermoplastic resins in that country.

This is an attractive project, which combines privileged conditions such as production scale, access to competitive raw materials – due to propylene supplied by the PDVSA refinery – and world-class technology provided by Braskem. All these features combined, provide the project with important competitive advantages. The largest oil and natural gas reserves in Latin America are in Venezuela. In addition, the country is strategically located both geographically and logistically when compared to other international markets. In this sense, the association with Pequiven offers significant opportunities for Braskem regarding its value creation agenda.

Both companies will now determine the best way to conduct a detailed technical and economic feasibility study, the implementation schedule and the development of the most adequate financial structure for such a large project, with investments estimated at US$250 million. Pequiven and Braskem should determine by December 2005 whether or not the plant will be built and the best time to start the project.

6.2 Renewal of Brazilian anti-dumping for PVC

By the end of June 2005, the Brazilian Foreign Trade Chamber imposed import tariffs of 16% and 18% on PVC products coming from the USA and Mexico, respectively.

6.3 Braskem contracts financing for equipment import

Braskem, aiming to comply with its investment program over the next five years, has negotiated with a financial institution a master agreement called Global Framework Agreement, aiming to finance the acquisition of imported equipment and services from Europe, USA and Canada, with political and commercial risks covered by the main ECAs (Export Credit Agencies) in the international markets and firm commitment up to US$ 300 million, with available disbursement over five years. Repayment maturity of financings to be incorporated to the master agreement will be 10 years. This operation aims at increasing Braskem’s financial flexibility, providing competitive financing for its imports over the next five years.

7. List of Exhibits

Page

EXHIBIT I – Income Statement (consolidated)	15

EXHIBIT II – Balance sheet (consolidated)	16

EXHIBIT III – Cash flow (consolidated)	17

EXHIBIT IV – Net Revenue by Business Unit	18

* * *

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin American, and is among the three largest Brazilian-owned private industrial companies. The company operates 13 manufacturing plants located throughout Brazil, and it has an annual production capacity of approximately 5.8 million tons of petrochemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

EXHIBIT I
Braskem Consolidated
Income Statement (1)
(R$ million)

Income Statement	2Q05 (A)	1Q05 (B)	2Q04 (C)	Change (%) (A)/(B)	Change (%) (A)/(C)	1H05 (C)	1H04 (D)	Change (%) (C)/(D)

Gross revenue	3,788	3,997	3,502	(5)	8	7,785	6,260	24
Net revenue	2,885	3,075	2,742	(6)	5	5,961	4,883	22
Cost of goods sold	(2,264)	(2,319)	(2,113)	(2)	7	(4,584)	(3,698)	24
Gross profit	621	756	628	(18)	(1)	1,377	1,185	16
Selling expenses	(61)	(57)	(62)	7	(2)	(118)	(98)	21
General and Administrative expenses	(116)	(110)	(64)	6	83	(226)	(142)	59
Depreciation and amortization	(98)	(97)	(85)	0	15	(195)	(155)	25
Other operating income (expenses)	12	6	18	89	(33)	18	27	(32)
Investments in Associated Companies	38	41	(1)	(5)	-	79	12	540
.Equity Result	77	79	38	(2)	104	155	89	75
.Amortization of goodwill/negative goodwill	(38)	(38)	(38)	1	0	(76)	(76)	(0)
Operating profit before financial result	397	539	435	(26)	(9)	935	828	13
Net operating result	137	(244)	(717)	-	-	(107)	(1,086)	(90)
Operating profit (loss)	533	295	(282)	81	-	828	(257)	-
Other non-operating revenue (expenses)	(4)	(13)	(3)	-	-	(17)	(1)	1434
Profit (loss) before income tax and social contribution	530	282	(286)	88	-	811	(259)	(414)
Income tax / social contribution	(105)	(72)	(9)	46	1103	(177)	(21)	741
Profit (loss) before minority interest	425	210	(294)	102	-	635	(280)	(327)
Minority Interest	3	(4)	(7)	-	-	(1)	(12)	(91)
Net profit (loss)	428	206	(302)	108	-	634	(292)	-

EBITDA	570	688	615	(17)	(7)	1,258	1,144	10
EBITDA Margin	19.8%	22.4%	22.4%	-2.6 p.p.	-2.7 p.p.	21.1%	23.4%	-2.3 p.p.
-Depreciacion and Amortization	212	190	179	12	18	401	328	22
. Cost	114	92	94	24	21	207	173	20
. Expense	98	97	85	0	15	195	155	25

1-Excludes the effects of proportional consolidation (CVM-247)

EXHIBIT II
Braskem Consolidated
Balance sheet (1)
(R$ million)

ASSETS	06/30/2005 (A)	03/31/2005 (B)	Change (%) (A)/(B)

Current Assets	5,949	5,249	13
. Cash and Cash Equivalents	2,820	1,742	62
. Account Receivable	1,297	1,552	(16)
. Inventories	1,367	1,309	4
. Recoverable Taxes	322	485	(34)
. Dividends/Interest attribut.to Shareholders' Equity	0	14	-
. Next Fiscal Year Expenses	33	38	(13)
. Prepaid Expenses	0	5	-
. Others	109	104	5

Long-term Assets	971	826	17
. Related Parties	35	34	3
. Compulsory Deposits	155	188	(17)
. Deferred income taxes and social contributions	266	280	(5)
. Recoverable Taxes	412	181	128
. Marketable Securities	31	82	(62)
. Others	71	62	15

Fixed Assets	8,592	8,596	(0)
.Investments	1,321	1,314	1
.Plant, property and equipment	4,982	4,911	1
.Deferred	2,289	2,371	(3)

Total Assets	15,512	14,671	6

LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2005 (A)	03/31/2005 (B)	Change (%) (A)/(B)

Current	3,824	3,977	(4)
. Suppliers	2,703	2,448	10
. Short-term loans	786	860	(9)
. Advances on export facilities	0	53	-
. Salaries and social charges	64	100	(36)
. Proposed dividends/interest attributable to shareholder	2	191	(99)
. Income Tax Payable	15	40	(62)
. Taxes payable	136	167	(19)
. Advances from Clients	63	7	770
. Others	55	113	(51)

Long-term Liabilities	6,568	6,016	9
. Related Parties	0	100	-
. Long-term loans	4,934	4,365	13
. Taxes payable	1,339	1,336	0
. Others	295	215	37

Deferred Income	81	82	(1)

Minority Interest	169	173	(2)

Shareholders' Equity	4,869	4,423	10
. Capital	3,403	3,403	0
. Capital Reserves	392	375	5
. Treasury Shares	(15)	(15)	0
. Profit reserve	455	455	0
. Retained Earnings (Losses)	634	206	208

Total Liabilities and Shareholders' Equity	15,512	14,671	6

1-Excludes the effects of proportional consolidation (CVM-247)

EXHIBIT III
Braskem Consolidated (1)
Cash flow
(R$ million)

Braskem S.A (Consolidated)

Cash Flow	2Q05 (A)	1Q05 (B)	2Q04 (C)	1H05 (D)	1H04 (E)

Net Income for the Period	428	206	(302)	634	(292)
Expenses (Revenues) not affecting Cash	19	385	828	405	1,285
Depreciation and Amortization	212	190	179	401	328
Equity Result	(45)	(28)	1	(73)	(16)
Interest, Monetary and Exchange Restatement, Net	(243)	198	640	(45)	960
Minority Shareholders	(3)	4	7	1	12
Others	99	21	0	120	0
Adjusted Profit (Loss) before cash financial effects	447	591	526	1,038	993
Asset and Liabilities Variation, Current and Long Term	357	178	(95)	535	(106)
Assets Deductions (Additions)	173	(139)	(16)	34	(134)

Accounts Payable	260	(249)	(166)	11	(195)
Recoverable Tax	(66)	(22)	76	(88)	110
Inventories	(85)	82	(18)	(4)	(124)
Advanced Expenses	5	14	19	19	53
Dividends Received	65	47	37	112	44
Other Account Receivables	(5)	(10)	36	(15)	(18)
Derivatives Fair Value	-	-	(0)	-	(4)
Liabilities Additions (Reductions)	184	317	(79)	500	28

Suppliers	256	269	(84)	525	355
Advances to Clients	11	17	(10)	28	(142)
Fiscal Incentives	17	31	0	48	3
Taxes and Contributions	(54)	27	(2)	(26)	54
Other Account Receivables	(47)	(27)	17	(75)	(241)
Cash resulting from operating activities	804	769	431	1,573	887
Investment Activities	(193)	(122)	(175)	(316)	(428)
Marketable Securites	-	-	7	-	34
Sale of Fixed Assets	-	-	2	-	2
Investment Allocation	0	(16)	-	(16)	(15)
Fixed Assets Allocation	(138)	(75)	(58)	(213)	(92)
Deferred Assets Allocations	(55)	(32)	(126)	(87)	(356)
Subsidiaries and Affiliated Companies, net	(101)	(53)	(26)	(154)	(27)
Financing Activities	547	(549)	(14)	(2)	803
Inflows	1,225	276	805	1,501	3,191
Amortization and Paid Interest	(489)	(805)	(813)	(1,294)	(2,382)
Dividend/Interest attributable to Shareholders	(189)	(20)	(6)	(209)	(6)

Cash and Cash Equivalents Increase (Reduction)	1,058	45	216	1,102	1,236
Cash and Cash Equivalents at the beginning period	1,763	1,718	1,559	1,718	539
Cash and Marketable Securities at the end of period	2,820	1,763	1,775	2,820	1,775

1-Excludes the effects of proportional consolidation (CVM-247)

EXHIBIT IV
Braskem Consolidated
Net Revenue per Business Unit
(R$ million)

Business Units (R$ million)	2Q05 (A)	1Q05 (B)	2Q04 (C)	Change % (A)/(B)	Change % (A)/(C)	1H05 (D)	1H04 (E)	Change % (D)/(E)

Domestic Market	2,273	2,379	2,068	(4)	10	4,652	3,826	22
Basic Petrochemicals	1,087	995	879	9	24	2,082	1,567	33
Polyolefins	683	809	689	(16)	(1)	1,492	1,265	18
Vynils	385	430	357	(10)	8	815	740	10
Business Development	118	146	142	(19)	(17)	264	254	4

External Market	612	696	674	(12)	(9)	1,308	1,057	24
Basic Petrochemicals	267	314	446	(15)	(40)	581	650	(11)
Polyolefins	231	294	154	(21)	50	525	293	79
Vynils	80	64	60	24	32	144	90	61
Business Development	34	24	14	43	141	58	25	129

Total Net Revenue	2,885	3,075	2,742	(6)	5	5,960	4,883	22

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer